PATTERSON COMPANIES, INC.

1031 MENDOTA HEIGHTS ROAD

ST. PAUL, MINNESOTA 55120

August 17, 2020

VIA EDGAR

Linda Cvrkel and Rufus Decker

Office of Trade & Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Patterson Companies, Inc.

Form 10-K for Fiscal Year Ended April 25, 2020

Filed June 24, 2020

File No. 000-20572

Dear Ms. Cvrkel and Mr. Decker:

On behalf of Patterson Companies, Inc., I am writing in response to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission received by letter dated August 3, 2020. Our responses follow the questions included in your letter.

Form 10-K for Fiscal Year Ended April 25, 2020

Item 8. Financial Statements and Supplementary Information

Consolidated Statements of Cash Flows, page 58

COMMENT 1.	For your both your receivables securitization program discussed in Note 3 and your customer financing transactions discussed in Note 7, you appear to receive deferred purchase price receivables and cash upon sale of the related receivables and customers’ financing contracts. Please clarify the unit of account used (e.g., each day’s transactional activity) for determining the portions of the sales proceeds that represent the cash purchase price (i.e., operating activities) and deferred purchase price (i.e., investing activities). Also, clarify whether portions of receivables and customers’ financing contracts exchanged for deferred purchase price receivables are treated as non-cash activities. If so, disclose the circumstances under which this non-cash activity occurs and the related amounts for each period presented pursuant to ASC 230-10-50-3 through 50-6.

RESPONSE 1.

For the receivables securitization program discussed in Note 3, we use a daily unit of account as these receivables are sold daily. For the customer financing transactions discussed in Note 7, we use a monthly unit of account as these notes are sold monthly.

The non-cash investing activity, which represents the deferred purchase price receivable received on the sale of trade receivables and customer financing contracts discussed in Note 3 and Note 7, was $707,395,000, $430,858,000 and $80,256,000 for fiscal 2020, fiscal 2019 and fiscal 2018, respectively. Although these amounts can be derived from information contained on the Consolidated Statements of Cash Flows and the Notes to Consolidated Financial Statements, in future filings we will include supplemental disclosure of non-cash investing activity on our Consolidated Statements of Cash Flows.

COMMENT 2.	Please tell us how the change in receivables line item presented in your cash flows from operating activities was computed and how the amounts presented meet the criteria in ASC 230-10-45-28.a. and 45-29. Also, tell us what the deferred consideration in securitized receivables line item represents, which is presented under adjustments to reconcile net income to cash from operating activities, and how the amounts presented meet the criteria in ASC 230-10-45-28.b. and 45-29.

RESPONSE 2.

We comply with the criteria in ASC 230-10-45-28.b. and 45-29 as the change in receivables line item in the Consolidated Statements of Cash Flows was computed based on the change in receivables balance sheet amounts, and for the impact of bad debt expense and receivables maintained in foreign currencies.

The deferred consideration in securitized receivables line item represents the collection of the deferred purchase price related to both the receivables securitization program and the customer financing transactions subsequent to the sale of the originating receivable. In accordance with ASC 230-10-50-3 through 50-6, these collections are presented as an investing activity on the Consolidated Statements of Cash Flows.

If you require any additional information or have any questions, please call me at (651) 405-5142, Les B. Korsh, our general counsel, at (651) 681-3751, or Brett D. Anderson of Taft Stettinius & Hollister LLP, our outside counsel, at (612) 977-8417.

Sincerely, /s/ Donald J. Zurbay Donald J. Zurbay Chief Financial Officer Patterson Companies, Inc.